Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following is the transcript of a joint CEO video recording distributed to employees of Neenah, Inc. and Schweitzer-Mauduit International, Inc. on April 6, 2022:

NP-SWM Joint CEO Video Script

SWM CEO:

•	Hello to the SWM and Neenah teams around the globe.

•	I’m Jeff Kramer, CEO of SWM.

Neenah CEO:

•	Hi everyone, I’m Julie Schertell, President and CEO of Neenah.

•	We’re really pleased to be here together to share more about the plan to combine our companies into a global leader in specialty materials.

SWM CEO:

•	We hope you have all had a chance to take in the news we announced last week.

•	This is an exciting moment for both of our companies, and of course, a big change.

•	But I am so pleased to be here with Julie, so we can both share our views on the bright future we see ahead for the combined company.

•	This will be a merger of equals.

•	But while we come together as equals, we also know that each company brings unique qualities, expertise, and advantages to the table. That’s what makes this so powerful.

•	Our commitment to you is that together, we will shape a new combined company that harnesses all these advantages, to create the best organization possible, ready to grow and deliver for our employees, customers, and shareholders.

Neenah CEO:

•	I share Jeff’s excitement about the merger and look forward to meeting the SWM team.

•	Our organizations have been on similar growth paths and when combined – we will be a $3 billion company which will position us to grow our businesses even faster and create even more meaningful opportunities for our employees

•	It is evident that we have a lot in common: an unwavering commitment to the safety of our employees, a global team of experts who share a passion for developing and delivering premium products, unique solutions for customers, similar company values, and even the same hometown.

•	Most importantly, we are both convinced that this new company is the right step for both Neenah and SWM. It is the right time; it is the right combination.

SWM CEO:

•	We have a tremendous amount of respect for one another and for what our organizations have achieved.

•	Especially when it comes to our portfolios of solutions, our IP and R&D capabilities in material science, and of course our deep relationships with our customers and suppliers.

•	Our organizations are truly complementary –we will absolutely have the best team in the industry.

•	We’ll be able to share best practices and leverage our operational expertise to provide even better products to our customers globally.

Neenah CEO:

•	I’d like to emphasize that this combination is about growth.

•	Growth of our business, our customers, our shareholders, and our employees

•	We expect that being part of a larger organization with more resources will result in exciting career development and advancement opportunities for the combined company’s talented employees.

•	We have a lot to do until the close of this transaction, but there is so much to look forward to!

SWM CEO:

•	While we’ve highlighted some of the many benefits we expect to achieve as we come together, we know that this is just the first step.

•	So, what’s next?

Neenah CEO:

•	Soon we will begin our integration-planning process with the creation of a Transformation team.

•	This team will include individuals from both companies and will be tasked with making the post-closing integration as efficient and seamless as possible.

•	Upon the close of the transaction, I will serve as President and CEO

SWM CEO:

•	And I will serve as a strategic advisor for the combined company. Though I won’t be serving as CEO, you can count on my support as Julie and the new company’s leadership team take the new company into the future.

•	Apart, SWM and Neenah are successful, industry-leading companies.

•	Together … well, there’s no stopping us!

Neenah CEO:

•	You are critical to our success, and we have much to look forward to as we embark on this next chapter together.

•	I’m excited to see what we can achieve as one company – for our employees, our customers, and our shareholders.

•	I am honored to be leading this soon-to-be combined team and Jeff and I are here if you have questions.

•	We will keep all of you updated as we work to complete this transformational merger of equals.

•	The best is yet to come, and I look forward to working together to make extraordinary things happen!

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.